Exhibit 99.1

Trina Solar Announces Third Quarter 2012 Results

CHANGZHOU, China, Nov. 20, 2012 /PRNewswire/ — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (“PV”) products, today announced its financial results for the third quarter of 2012.

Third Quarter 2012 Financial and Operating Highlights

•                  Solar module shipments were approximately 380 MW during the third quarter of 2012, representing a decrease of 9.2% from the second quarter of 2012

•                  Net revenues were $298.0 million, a decrease of 13.9% from the second quarter of 2012

•                  Gross profit was $2.4 million, a decrease of 91.9% from the second quarter of 2012

•                  Gross margin was 0.8%, compared to 8.4% in the second quarter of 2012, and included a non-cash inventory write-down totaling $13.3 million and a reversal of prior provision for anti-dumping and countervailing duties (AD/CVD) in the United States totaling $25.8 million

•                  The Company had no incremental accounts receivables provision, compared to $44.1 million in the second quarter of 2012

•                  Operating loss, including one-time tax and organization restructuring charges totaling $15.2 million, was $76.0 million, compared to $78.6 million in the second quarter of 2012

•                  Operating margin was negative 25.5%, compared to negative 22.7% in the second quarter of 2012

•                  Net loss was $57.5 million, compared to $92.1 million in the second quarter of 2012

•                  Loss per fully diluted American Depositary Share (“ADS”) were $0.81, compared to $1.30 in the second quarter of 2012 (each ADS represents 50 ordinary shares)

“Our third quarter sales were adversely impacted by the ongoing supply-demand imbalance in the global PV industry, high inventories and the irrational pricing practices by some competitors in the market,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “These factors contributed to declines in our average selling prices, despite cost improvements of our key materials. Higher historical costs of our inventory also contributed to the low gross margin and net loss in the third quarter. In response to this challenging operating environment, we focused our efforts on retaining quality customers and maximizing operating cash flow, which resulted in improvements in trade receivables and inventory balance from the previous quarter.

“As recently announced, we have also successfully implemented two major initiatives. During the third quarter, we conducted the restructuring of our global business into distinct modules and systems business units. We believe this will allow us to more efficiently manage operating costs for product development to address increasing PV solar end-use applications and geographic expansion, as well as to grow our project systems as a percentage of our total business. In conjunction with this restructuring, we performed a top-down review of our operations to reallocate and reduce our headcount and other operating expenses. These initiatives address current industry conditions as well as the shift in regional demand and changes to our customers’ business models as a result of the increasingly attractive economics of solar energy for utility scale applications.

“We remain committed to improving the quality of our products, as well as our manufacturing process and performance. In the third quarter, we received the Carbon Footprint Verification from the British Standards Institute, which affirms that we comply with international best practices in carbon accounting, demonstrating our commitment to sustainable development. More recently, our commitment to quality was reflected by a certification from Underwriters Laboratories’ (“UL”) Client Test Data Program, which will allow Trina Solar to conduct UL-standard testing to accelerate market delivery of our latest technology-driven innovations and products.”

Recent Business Highlights

During the third quarter of 2012, the Company:

•                  Announced the appointment of Mr. Henry Chow to its board of directors. Prior to his retirement from IBM in 2009, Mr. Chow served in numerous executive positions in the Asia Pacific region, and was most recently general manager and then chairman of the IBM Greater China Group. He also served on IBM’s Worldwide Management Council and its Strategy Team, a group of senior IBM executives responsible for advising, reviewing, and formulating IBM’s business strategy. Mr. Chow currently serves as a non-executive director to AMD, a semiconductor company based in the United States.

•                  Announced the availability of its newest line of high performance solutions, Trinasmart. Trinasmart combines the Company’s award-winning high performance modules with new optimizing and monitoring technologies to deliver a comprehensive solution to maximize roof space and overall power output, resulting in better project economics for both customers and installers.

•                  Announced a new Ontario, Canada sales and business development office as the Company also announced a partnership with Silfab Ontario, enabling Trina Solar to offer world-class modules that are locally-manufactured to the Canadian market.

•                  Announced the completion of the first large-scale rooftop PV system in Switzerland to use the Company’s high-performance Honey modules. The system, deployed on the roofs of Sagewerke Christen AG’s production and storage buildings in Luthern in the canton of Lucerne, has an installed capacity of 900kWp and produces up to 6,000kWh of solar energy per day. This installation makes the company the first self-sufficient and carbon neutral sawmill in Switzerland.

•                  Announced a new sales and business development presence in Santiago, Chile. The Company’s coverage now encompasses all of the Americas, including the United States, Canada, Mexico, the Caribbean, Central and South America.

•                  Held its 2012 annual general meeting of shareholders on September 7, 2012.

•                  Announced the U.S. launch of Trina Solar Partner Plus, a partnership loyalty and incentive program that provides tools to help solar installers grow their businesses.

•                  Announced its plans to streamline its organizational structure to manage its business operations more efficiently. The initiatives include separating the Company’s PV module and systems business units and adopting an operating expense reduction program.

•                  Announced that it has published its 2011 Corporate Social Responsibility (CSR) Report.

Subsequent Events

Subsequent to the third quarter of 2012, the Company:

•                  Announced that its APMEA (Asia Pacific, Middle East and Africa) headquarters in Singapore had began formal operations.

•                  Announced it obtained Carbon Footprint Verification for the Company’s solar PV modules from the British Standards Institution (BSI), a leading international standards and certification body. The verification process involved assessing the Company’s carbon footprint throughout various stages of the of the life cycles of our products, suggesting the carbon payback time for our products given reasonable assumptions on the carbon offset potential of the modules during their usage period.

•                  Announced the duty rates determined by the U.S. Department of Commerce in the AD/CVD investigations on crystalline silicon photovoltaic cells, whether or not assembled into modules, from China, and that the U.S. International Trade Commission (the “ITC”) also made negative findings with regard to critical circumstances in this investigation, such that no retroactive duties would be imposed on Trina Solar. The Company also announced that it is currently evaluating whether it is necessary and prudent to appeal these final determinations issued by the ITC.

•                  Announced that it obtained the Client Test Data Program certification from UL. The Company is the first global solar PV company to receive this certification, which will allow it to independently conduct testing programs and issue UL-recognized test data without the on-site presence of UL-dispatched engineers.

Third Quarter 2012 Results

Net Revenues

Net revenues in the third quarter of 2012 were $298.0 million, a decrease of 13.9% sequentially and 38.2% year-over-year. Total shipments were 380.3 MW, compared to 418.8 MW in the second quarter of 2012 and 370.1 MW in the third quarter of 2011. The sequential decrease in shipments was caused by a continued supply-demand imbalance and the decrease in revenue resulted from the effect of this imbalance on market pricing and commercial terms.

Gross Profit and Margin

Gross profit in the third quarter of 2012 was $2.4 million, compared to a gross profit of $29.0 million in the second quarter of 2012 and $52.0 million in the third quarter of 2011. Gross profit during the third quarter of 2012 includes a $25.8 million reversal of prior provisions for AD/CVD in the United States, relating to the ITC’s decision to not impose duties retroactively due to the lack of evidence for critical circumstances. Gross profit during the third quarter of 2012 includes a provision of $13.3 million for non-cash inventory write-down.

Gross margin was 0.8% in the third quarter of 2012, compared to 8.4% in the second quarter of 2012 and 10.8% in the third quarter of 2011. The sequential decrease in gross margin was due primarily to higher inventory carrying costs and inventory write-down in connection with decreasing average selling price of modules; the year-on-year decrease in gross margin was due primarily to declines in the average selling price of modules that exceed reductions in cost.

The impact of the inventory write-down on the Company’s gross margin was 4.5% in the third quarter of 2012.

Operating Expense, Income and Margin

Operating expenses in the third quarter of 2012 were $78.3 million, a decrease of 27.2% sequentially and an increase of 3.8% year-over-year. The Company’s operating expenses, which included one-time tax and organization restructuring charges totaling $15.2 million, represented 26.3% of its third quarter net revenues, a decrease from 31.1% in the second quarter of 2012 and an increase from 15.7% in the third quarter of 2011. The sequential percentage decrease was primarily due to decrease in provision made to account receivables in the third quarter of 2012 while the year-to-year percentage increase was primarily due to the decrease in net revenues. Operating expenses in the third quarter of 2012 included $1.1 million in share-based compensation expenses, compared to $2.7 million in the second quarter of 2012 and $2.0 million in the third quarter of 2011.

As a result of the foregoing, operating loss in the third quarter of 2012 was $76.0 million, compared to an operating loss of $78.6 million in the second quarter of 2012 and an operating loss of $23.5 million in the third quarter of 2011. Operating margin was negative 25.5% in the third quarter of 2012, compared to negative 22.7% in the second quarter of 2012 and negative 4.9% in the third quarter of 2011.

Net Interest Expense

Net interest expense in the third quarter of 2012 was $13.8 million, compared to $9.3 million in the second quarter of 2012 and $9.7 million in the third quarter of 2011. The sequential increase in net interest expense was primarily due to an increase in average bank borrowings in the third quarter of 2012.

Foreign Currency Exchange

The Company had a foreign currency exchange gain of $18.2 million in the third quarter of 2012, which included changes in fair value of derivative instruments, compared to a net loss of $22.5 million in the second quarter of 2012 and a net gain of $0.4 million in the third quarter of 2011. This net gain was primarily due to the appreciation of the Euro against the U.S. dollar during the third quarter of 2012, augmented by gains from foreign currency hedging contracts used by the Company to mitigate its foreign currency risk exposure.

The Company continued to mitigate the effects of foreign exchange rate volatility during the third quarter of 2012 by using hedging contracts involving the Euro, Renminbi, and U.S. dollar.

Income Tax Benefit and Expense

Income tax benefit was $11.7 million in the third quarter of 2012, compared to income tax benefit of $16.1 million in the second quarter of 2012 and $2.9 million in the third quarter of 2011. The income tax benefit in the third quarter of 2012 was primarily the result of a deferred tax benefit recognized in connection with the net operating losses incurred in the quarter.

Net Loss and EPS

As a result of the foregoing, net loss was $57.5 million in the third quarter of 2012, compared to net loss of $92.1 million in the second quarter of 2012 and $31.5 million in the third quarter of 2011.

Net margin was negative 19.3% in the third quarter of 2012, compared to negative 26.6% in the second quarter of 2012 and negative 6.5% in the third quarter of 2011.

Loss per fully diluted ADS were $0.81 in the third quarter of 2012. The impact of the third quarter provision for non-cash inventory write-down was approximately negative $0.19, while the effect of the foreign currency exchange net gain was approximately $0.26, per ADS.

Financial Condition

As of September 30, 2012, the Company had $703.4 million in cash and cash equivalents and restricted cash, and a working capital balance of $360.6 million. Total bank borrowings were $1,120.8 million, of which $431.0 million were long-term borrowings. The Company decreased its short-term borrowings by $44.0 million to approximately $689.7 million as of September 30, 2012.

During the third quarter of 2012, the Company also repurchased $14.9 million of its senior convertible notes due July 2013, which resulted in a gain of $1.8 million.

Shareholders’ equity was $969 million as of September 30, 2012, a decrease from $1.02 billion at the end of the second quarter of 2012.

Fourth Quarter and Fiscal Year 2012 Guidance

During the fourth quarter of 2012, the Company expects to ship between 380 MW to 400 MW of PV modules.

The Company believes its overall gross margin for the fourth quarter, taking into account wafer and cell quantities outsourced from third party suppliers to meet demand in excess of its internal capacity and other needs, will be approximately similar to that in the third quarter of 2012. Such guidance is based on the exchange rate between the Euro and U.S. dollar as of November 22, 2012. For the full year 2012, the Company revises its expectations for total PV module shipments to be between 1.55 GW to 1.6 GW, compared to its previous guidance of 1.75 to 1.8 GW.

Operations and Business Outlook

Non-Silicon Cost

In the third quarter of 2012, the Company continued its efforts to reduce non-silicon manufacturing costs in order to meet its previously announced 2012 target of below $0.50 per watt. Non-silicon manufacturing costs in the third quarter of 2012 were $0.54 per watt, compared to $0.52 per watt in the second quarter of 2012. The sequential increase in non-silicon manufacturing costs were primarily due to under-utilization of the Company’s in-house manufacturing capacities, which were partially offset by improved supply chain costs, as well as from increases in the Company’s module efficiencies and improvements in its manufacturing processes.

Silicon Procurement

Through its diversified range of short, medium and long-term supply agreements, the Company will continue to maintain competitive silicon costs relative to current market prices.

As a result of renegotiating a significant portion of its long-term silicon supply agreements, the Company continues to expect a sequential reduction in its manufacturing costs in the fourth quarter of 2012.

2012 Manufacturing Capacity

As of September 30, 2012, the Company’s annualized in-house ingot and wafer production capacity remained approximately 1.2 GW and its PV cell and module production capacity remained approximately 2.4 GW.

Geographical Presence

The Company has established new sales and business development offices in Ontario, Canada, to serve the Canadian market, and in Santiago, Chile, to cover Central and South America. In addition, the Company’s APMEA (Asia Pacific, Middle East and Africa) headquarters in Singapore has begun formal operations.

Project Development

The Company has entered into framework agreements with local municipal governments for multi-year power plant development projects in all four of its commercial operating regions. Commencement of the projects is expected in 2013 and 2014, but is conditional upon a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, and the attainment of certain project rights, including land use rights and the right to access local manufacturing facilities.

Further, the Company has recently entered into a long-term land use rights lease agreement with authorities in Eastern China, for the development of a large-scale, multi-phase utility project, which is expected to commence in 2013.

Organizational Streamlining

To overcome the challenges of the increasingly competitive operating environment in today’s PV industry and achieve sustainable development, the Company recently conducted initiatives across its global operations to streamline its organizational and management structure. These initiatives include the reorganization of its module and projects systems operations into separate business units, while adopting an operating expense reduction program, which included company-wide headcount reductions.

Conference Call

The Company will host a conference call at 6:30 a.m. ET on November 20, 2012, to discuss the results for the quarter ended September 30, 2012. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Zhiguo Zhu, Senior Vice President and President of Trina Solar’s Module Business Unit, and Thomas Young, Vice President, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 6846-2640.

If you are unable to participate in the call at this time, a replay will be available on November 20 at 10:00 a.m. ET, through December 4, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 6846-2640.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model that extends from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina SolarLimited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011
Net revenues	$297,974	$346,054	$481,900
Cost of revenues	295,618	317,062	429,885
Gross profit	2,356	28,992	52,015
Operating expenses
Selling expenses	32,217	28,937	25,440
General and administrative expenses	38,156	72,162	37,451
Research and development expenses	7,934	6,500	12,577
Total operating expenses	78,307	107,599	75,468
Operating loss	(75,951)	(78,607)	(23,453)
Foreign exchange gain (loss)	16,638	(24,784)	(37,635)
Interest expenses	(15,597)	(12,097)	(10,141)
Interest income	1,808	2,766	436
Gain on change in fair value of derivative	1,558	2,311	37,993
Other income (expenses), net	2,353	2,206	(1,573)
Loss before income taxes	(69,191)	(108,205)	(34,373)
Income tax benefit	11,736	16,103	2,911
Net loss	(57,455)	(92,102)	(31,462)
(Gain) loss attributable to the noncontrolling interest	(5)	5	1
Net loss attributable to Trina Solar Limited	$(57,460)	$(92,097)	$(31,461)

Loss per ADS*
Basic	(0.81)	(1.30)	(0.45)
Diluted	(0.81)	(1.30)	(0.45)
Weighted average ADS outstanding*
Basic	70,751,231	70,678,990	70,441,104
Diluted	70,751,231	70,678,990	70,441,104

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Unaudited Condensed Consolidated Statements of Comprehensive Income

Net loss	$(57,455)	$(92,102)	$(31,462)
Other comprehensive income:
Foreign currency translation adjustments	1,263	504	671
Comprehensive loss	(56,192)	(91,598)	(30,791)
(Gain) loss attributable to non-controlling interest	(5)	5	1
Comprehensive loss attributable to Trina Solar Limited	$(56,197)	$(91,593)	$(30,790)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep. 30	Jun. 30	Sep. 30
	2012	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$599,887	$660,335	$674,860
Restricted cash	103,487	180,658	58,251
Marketable Securities	—	—	165
Inventories	367,126	463,285	335,271
Project assets	6,660	104	23,103
Accounts receivable, net	469,300	530,952	569,330
Advances to suppliers	70,046	69,458	65,167
Prepaid expenses and other current assets, net	120,353	125,411	101,042
Total current assets	1,736,859	2,030,203	1,827,189
Property, plant and equipment	903,083	918,643	783,328
Project assets- long term	30,077	18,978	2,416
Land use rights	42,130	42,372	36,468
Advances to suppliers - long-term	98,739	110,302	138,268
Investment in affiliates	14,618	14,628	1,576
Deferred tax assets	33,130	23,560	14,667
Other noncurrent assets	1,878	2,087	—
TOTAL ASSETS	$2,860,514	$3,160,773	$2,803,912
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$689,742	$733,722	$411,463
Accounts payable	474,972	620,577	422,349
Convertible note payable	88,582	—	—
Accrued expenses and other current liabilities	122,985	130,642	88,742
Total current liabilities	1,376,281	1,484,941	922,554
Long-term bank borrowings	431,023	465,605	458,046
Convertible note payable	—	103,461	137,680
Accrued warranty costs	67,550	65,383	55,503
Other noncurrent liabilities	15,963	16,585	15,992
Total liabilities	1,890,817	2,135,975	1,589,775
Ordinary shares	40	39	40
Additional paid-in capital	656,801	655,710	648,905
Retained earnings	302,573	360,034	547,721
Accumulated other comprehensive income	10,083	8,820	17,272
Total Trina Solar Limited shareholders’ equity	969,497	1,024,603	1,213,938
Non-controlling interest	200	195	199
Total equity	969,697	1,024,798	1,214,137
TOTAL LIABILITIES AND EQUITY	$2,860,514	$3,160,773	$2,803,912

For further information, please contact:

Trina Solar Limited
Terry Wang, CFO
Phone: + (86) 519-8548-2009 (Changzhou)

Thomas Young, Vice President, Investor Relations	Michael Fuchs
Phone: + (86) 138-6118-3779 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com